Mail Stop 3561

May 8, 2009

Tammi Shnider
President
Gift Card Digest Corp.
5100 West Copans Road, Suite 810
Margate, FL 33063

> **Re:** **Gift Card Digest Corp.**
> **Registration Statement on Form S-1, as amended**
> **Filed May 5, 2009**
> **File No. 333-156942**

Dear Shnider:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1, as amended

General

1. We note your response to comment one from our letter dated April 16, 2009. We also note that the Form S-1/A of Ecolivegreen Corp. filed on March 5, 2009 indicates that Steven Adelstein received 1,687,000 shares for services rendered to the company. This results in Mr. Adelstein being the direct owner of over 18% of the nine million shares of Ecolivegreen Corp. that are outstanding. Ecolivegreen Corp.'s Form S-1 filed on February 24, 2009 also lists Judith Adelstein as the owner of 810,000 shares of Ecolivegreen Corp. Please discuss the relationships that Mr. Adelstein and Mrs. Adelstein have with Ecolivegreen Corp. As previously requested, please identify any other public companies or companies seeking to go public that Steven Adelstein or related parties to you has been involved in their formation or has held a significant ownership. Also, as

previously requested, please disclose the status of each company including whether they currently have any operations or revenue.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director